Taysha Gene Therapies, Inc.

3000 Pegasus Park Drive, Suite 1430

Dallas, Texas 75247

September 7, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

RE: Taysha Gene Therapies, Inc.

Registration Statement on Form S-3

File No. 333-274264

Acceleration Request

Requested Date: September 8, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274264) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Friday, September 8, 2023, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087, or in her absence, Paul Alexander, at (202) 776-2118.

[Signature page follows]

Sincerely,

Taysha Gene Therapies, Inc.

By:	/s/ Sean P. Nolan
Sean P. Nolan
Chief Executive Officer

cc:	Kamran Alam, Chief Financial Officer, Taysha Gene Therapies, Inc.

Madison Jones, Cooley LLP

Paul Alexander, Cooley LLP